                         ML PRINCIPAL PROTECTION L.P.
                 (formerly, ML Principal Protection Plus L.P.)

                                SERIES N UNITS
                 PROSPECTUS SUPPLEMENT DATED OCTOBER 16, 1997
                                      TO
                        PROSPECTUS DATED April 4, 1997
                             ____________________

     The Series N Units of ML Principal Protection L.P. (the "Fund") will be sold on or about January 1, 1998 pursuant to acceptable subscriptions received on or before December 31, 1997. The Principal Assurance Date for the Series N Units will be December 31, 2002.

     Series N Units are offered at $100 per Unit ($97 in the case of officers and employees of Merrill Lynch & Co., Inc. and its affiliates). The minimum initial investment is 50 Units ($5,000); the minimum investment for existing Limited Partners is 10 Units ($1,000). Any greater number of whole Units may be purchased.

     75% of the capital attributable to Series N Units will initially be committed to trading.

     No distributions are presently intended to be made on the Series N Units.

     The Series N Units may be redeemed as of the end of any calendar month at Net Asset Value, subject to a 3% redemption charge payable to Merrill Lynch Investment Partners Inc. ("MLIP") on redemptions made on or prior to December 31, 1998.

                           _________________________

     The reverse side of this Prospectus Supplement provides certain outline information regarding the current Advisors used by the Fund.
                           _________________________

        IN ADDITION TO THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS MUST
              BE ACCOMPANIED BY SUMMARY FINANCIAL INFORMATION FOR
                   THE FUND CURRENT WITHIN 60 CALENDAR DAYS
                           _________________________

    THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS
       OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON
            THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT.
                           _________________________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
        EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS  SUPPLEMENT.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                           _________________________

              Merrill Lynch, Pierce, Fenner & Smith Incorporated
                                 Selling Agent

                    Merrill Lynch Investment Partners Inc.
                                General Partner

                         ML PRINCIPAL PROTECTION L.P.
                 (formerly, ML Principal Protection Plus L.P.)
                                ______________

     As of October 1, 1997, the Net Asset Value of a Series A Unit initially issued for $100 as of October 12, 1994 had risen to $126.53 (adding back to Net Asset Value aggregate distributions of $12.00 per Series A Unit).

                                _______________

     The allocation of the Fund's trading assets (75% of the capital initially attributable to each series of Units sold pursuant to this Prospectus Supplement and thereafter) among its core Advisors as of October 16, 1997 (the most recent rebalancing date of the Fund's assets among the Advisors) is set forth below in the parentheses following each core Advisor's name. The accompanying Prospectus includes more detailed information concerning the core Advisors. See "The Advisors" and "The Core Advisors" in the Prospectus. Core Advisors are Advisors allocated 10% or more of the Fund's trading assets for management. Non-core Advisors are each allocated less than 10% of the Fund's assets for management. The particular percentage allocations to the non-core Advisors are not identified because, among other things,these allocations are subject to frequent changes both due to the effects of differential performance and to Merrill Lynch Investment Partners Inc. reallocating the Fund's traded assets among such Advisors.

                                                                         Annualized        Assets Under
                                                  Worst/Best              Standard          Management           General
Core Advisors                                       Monthly              Deviation              In              Strategy
                                               Rate of Return/1/        of Return/2/      Fund Program/3/   Classification/4/
                                               -----------------        ------------      ---------------   -----------------
Chesapeake Capital Corporation                  (10.98)%/15.99%            17.9%           $849 million         Technical;
  Diversified Trading Program (12%)                                                                           trend-following
  John W. Henry & Company, Inc.                 (27.7)%/5//25.5%           26.0%           $1.3 billion         Technical;
    Financial and Metals Portfolio (11%)                                                                      trend-following
Non-Core Advisors
  AIS Futures Management, L.L.C.                (18.71)%/25.07%            18.2%           $127 million         Systematic;
    MAAP-6x Program                                                                                           trend-following
  ARA Portfolio Management Company, L.L.C.      (6.48)%/5//7.89%           10.7%           $113.4 million       Technical;
    Alpha Program                                                                                             trend-following
  Graham Capital Management, L.P./6/            (6.31)%/12.33%             13.5%           $240 million         Technical;
    Diversified Program                                                                                       trend-following
  Trendstat Capital Management, Inc.            (5.83)%/10.28%             11.6%           $196 million         Technical;
    World Currency Program                                                                                     trend-related
  Hill Financial Group, Ltd./8/                 (7.0)%/9.9%                11.5%           $ 60 million         Technical;
    Multiple Strategy Program                                                                                   systematic
  Millburn Ridgefield Corporation               (10.54)%/19.38%            17.4%           $246 million         Technical;
    Global Portfolio - Normal Leverage                                                                        trend-following
  Quantitative Financial Strategies, Inc.       (11.98)%/13.29%            16.8%           $225 million/7/      Systematic;
    The Currency Program                                                                                        fundamental
  Range Wise, Inc./8/                           (8.0)%/5//12.91%           12.2%           $ 64 million       Discretionary;
    Range Wise Trading Program                                                                                  fundamental
  Allied Irish Capital Management Ltd.          (2.11)%/2.80%               3.4%           $297 million       Discretionary;
    Worldwide Financial Futures Program                                                                         fundamental
  Fundamental Futures, Inc.                     (10.66)%/11.23%            15.0%           $ 61 million       Discretionary;
    Fundamental Futures Trading Program                                                                         fundamental
  Northfield Trading L.P.                       (11.6)%/11.4%              16.5%           $145 million         Systematic;
    Diversified Program                                                                                       trend-following
  Telesis Management Inc.                       (9.6)%/30.3%               27.5%           $173.6 million     Discretionary;
    Telesis Management Leveraged Program                                                                      trend-following
  Grinham Managed Futures Pty Ltd/9/            (9.66)%/17.55%             19.0%           $ 32.4 million       Technical;
    Diversified/Small Managed Accounts                                                                          systematic
  Dominion Capital Management, Inc./9/          (11.65)%/10.11%            13.2%           $ 25 million         Technical;
    Global Financial Program                                                                                    systematic
  Millennium Global Investments Ltd./9/         (5.8)%/11.7%               14.0%           $230 million       Discretionary;
    Global Currency Leverage                                                                                    fundamental

       PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. Performance and assets under management information is current as of
            August 31, 1997.  Performance figures are not audited.

-------------------------
/1/ The lowest and the highest monthly rate of return for the program traded for the Fund. Performance information is presented for the period from January 1, 1992 (or inception, if later) through August 31, 1997.
/2/ An annualized standard deviation of 2% and a mean return of 1% would mean that approximately two-thirds of all monthly returns during a year have historically fallen between (1)% and 3%, i.e., within a range (deviation) of 2% above or below the mean. Standard deviation is one widely-accepted measure of risk, as standard deviation indicates the variability of returns. In general, the more variable an Advisor's historical returns, the greater the risk that substantial losses have been included within the historical range of returns.
/3/ Assets under management in the program traded for the Fund ("notional" funds excluded, except as described in Note (7) below).
/4/ See "The Core Advisors" in the Prospectus for a description of these strategy classifications.
/5/ The worst Monthly Rate of Return of any individual account, not of the program on a composite basis.
/6/ Graham Capital Management, L.P. ("Graham") is currently managing the Fund's assets allocated to it as if Graham were managing 50% more equity than the actual capital allocated to it.
/7/ "Notional" funds are included in assets under management for Quantitative
    Financial Strategies, Inc.
/8/ The information presented is estimated as of August 31, 1997.
/9/ Grinham Managed Futures Pty Ltd., Dominion Capital Management, Inc. and
    Millennium Global Investments Ltd. will begin trading for the Fund on or about November 3, 1997.

     Futures trading is highly leveraged, as is each Advisor's trading program. See "Leverage Considerations -- The Guarantee and Trading Leverage" and "Risk Factors" in the Prospectus.

     In considering the leverage at which the different Advisors trade and the volatility of their performance, prospective investors should recognize that due to the limited percentage of the Fund's trading assets allocated to each of them, none of the non-core Advisors, individually, is likely to have a material effect, over the short-term, on either the overall return or the overall performance volatility of the Fund. The non-core Advisors as a group can have a significant effect on performance. However, the likely performance non-correlation among at least certain of these Advisors reduces the likelihood of any major short-term effect.

     The current non-core Advisors each receive Consulting Fees of up to 2% per annum of the Fund's assets managed by each of them, respectively, plus quarterly or annual Profit Shares of between 15% and 20% of any cumulative New Trading Profit achieved by each such Advisor.

New Developments

     On June 24, 1997, the Commodity Futures Trading Commission ("CFTC") accepted an Offer of Settlement from Merrill Lynch Futures Inc. ("MLF") and others, in a matter captioned "In the Matter of Mitsubishi Corporation and Merrill Lynch Futures Inc., et al.", CFTC Docket No. 97-10, pursuant to which MLF, without admitting or denying the allegations against it, consented to a finding by the Commission that MLF had violated Section 4c(a)(A) of the Commodity Exchange Act, relating to wash sales, and CFTC Regulation 1.37(a), relating to recordkeeping requirements. MLF agreed to cease and desist from violating Section 4c(a)(A) of the Act and Regulation 1.37(a), and to pay a civil monetary penalty of $175,000.

     James M. Bernard, formerly a Senior Vice President of MLIP, is no longer with the firm.
                           _________________________

     MLIP believes that it would be advantageous for its multiple advisor pools, including the Fund, to increase the flexibility of the Fund's leverage policy. Consequently, while the Fund's risk/reward objectives remain unchanged, beginning in June 1997 MLIP may from time to time direct certain individual Advisors to manage their Fund accounts as if they were managing up to 50% more equity than the actual capital allocated to them. This additional leverage is subject to the condition that the Fund as a whole will not trade as if it had in excess of 20% more equity than actual capital.

     It is not possible to predict the effect upleveraging may have, particularly given the Advisors' ongoing leverage adjustments to their own trading and the anticipated non-correlation of their strategies. Increasing leverage can generally be expected to increase profit potential, risk of loss and volatility of returns. The flat-rate fees charged to the Fund will not be affected by this leverage policy change. These fees will continue to be based on only the actual capital allocated to trading.

     Any change by MLIP in leverage of the Fund's trading will be noted in the asset allocation tables included in the Fund's monthly reports.
                           _________________________